

July 9, 2010

Mr. Stephen I. Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Schedule 14A filed March 23, 2010**
> **Response Letter Dated May 7, 2010**
> **Response Letter Dated June 14, 2010**
> **File No. 001-9210**

Dear Mr. Chazen:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 14, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Supplemental Oil and Gas Information (Unaudited), page 71

1. We note your response to prior comment five. Please confirm that you will include in your tables amounts related to your non-controlling interests in consolidated subsidiaries in future filings, as contemplated by ASC 932-235-50-8(a).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director